SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of

the Securities Exchange Act of 1934

For the period of March 27, 2002 to March 27, 2002

Crystallex International Corporation
(Translation of registrant's name into English)

Suite 902, 700 West Pender Street, Vancouver, BC, V6C 1G8, Canada
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes____   No X

Crystallex International Corporation

Suite 902, 700 West Pender Street
Vancouver, British Columbia, V6C 1G8, Canada
Tel: (604) 683-0672 / Fax: (604) 688-3128

March 27, 2002

Trading Symbol on TSE and Amex – KRY
RM: 3 – 02

Crystallex Reports Exploration Results

Diamond drill program at La Victoria outlines high-grade ore shoot

Vancouver, BC – March 27, 2002 – Crystallex International Corporation (symbol KRY on the TSE and Amex) today reported the assay results from the initial phase of the diamond drill program carried out at the La Victoria deposit during the fall of 2001. Assay results and drill hole locations are shown in the accompanying table and location plan, respectively.

The La Victoria deposit is one of several gold deposits located within the Lo Increible Belt, a brittle-ductile deformation zone that extends over a strike length of over 15 km near the town of El Callao, Bolivar State, Venezuela. Gold mineralization at La Victoria, is hosted by a shallow dipping panel containing several stacked ore-bearing zones characterized by intense silicification, carbonation, sericitization, minor amounts of pyrite and arsenopyrite, and occasionally free gold. Previous resource calculations carried out by MRDI concluded that the La Victoria deposit contains 5.11 million tonnes grading 3.14 g/t Au in the indicated category and 8.63 million tonnes grading 3.19 g/t Au in the inferred category based on a 1.0 g/t Au cut-off. Open pittable probable diluted reserves at La Victoria amount to 3.0 million tonnes grading 3.03 g/t Au based on a gold price of $ 325 gold and a 1.0 g/t Au cutoff.

The Phase 1 drill program was carried out in order to upgrade the reserve and resources contained within the limits of the Intermediate Pit, which is presently being mined by the Company at a rate of 1,500 tonnes per day. Assay results confirm the continuity of mineralization throughout the entire mineralized panel. They also indicate the presence of a thick and high grade ore shoot located at the southern end of the Intermediate Pit. The high-grade ore shoot is defined by broad mineralized intervals in holes LV01-003 (20.50 metres @ 14.10 g/t Au and 3.5 metres of 6.48 g/t Au) and LV01-013 (17.20 metres of 4.41 g/t Au and 33.10 metres of 8.07 g/t Au).

Crystallex's technical personnel are presently re-calculating resources and reserves within the Intermediate Pit based on the new drill assays. A second phase of drilling aimed at upgrading the reserves of the Ultimate Pit is expected to commence during the second quarter 2002.

Marc J. Oppenheimer, President and C.E.O of Crystallex commented, " Our exploration work at La Victoria, the investment allocated to the future opening of two underground mines and the expansion of our Revemin mill facilities, demonstrate the Company's commitment to playing a positive role in the success of the gold industry in Bolivar State. Crystallex continues to see itself as an active 'partner in progress' with the Venezuelan mining community, providing opportunities for the people of Bolivar State".

About Crystallex:
Crystallex International Corporation is an emerging intermediate gold mining company. The Company owns or controls a number of strategic properties in South America. Crystallex's strategy for growth is to develop its portfolio of properties in South America as well as to diversify geographically by investing in producing or near-production projects and by exploring properties of merit in other areas of the world.

On Behalf of the Board:

Marc J. Oppenheimer, President & CEO

For Further Information:
Contact: A Richard Marshall, VP at (201) 541-6650 or Andrea Boltz at (604) 683-0672
To receive previous Company releases: (800) 758-5804 ext.114620
Visit us on the Internet: http://www.crystallex.com

Note:
This news release may contain certain "forward-looking statements" within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Crystallex, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents filed from time to time with The Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

(Drill result tables and map follow)

Table 1 Hole Summary Information

Hole ID	EOH Depth (m)	Inclination	SECTION	FROM (m)	TO (m)	Length (m)	Au (g/t)	GRAMS x METRES
LV01-001	68	-90.0	LV450	16.50	24.00	7.5	2.72	20.40
				49.90	53.90	4.00	4.78	19.12
LV01-002	119	-90.0	LV450	18.00	20.00	2.00	2.26	4.52
LV01-003	83	-72.0	LV425	27.00	47.50	20.50	14.10	289.05
				64.35	67.85	3.50	6.48	22.68
LV01-004	77	-46.5	LV475	0.00	6.60	6.60	2.89	19.07
LV01-005	55.5	-72.5	LV450	31.50	40.50	9.00	1.34	12.06
LV01-006	54	-47.5	LV425	1.50	5.00	3.50	3.31	11.58
LV01-007	60	-90.0	LV425	1.50	6.00	4.50	6.44	28.98
				33.00	36.00	3.00	2.09	6.27
LV01-008	98	-90.0	LV425	0.00	3.00	3.00	6.08	18.24
				12.35	19.50	7.15	5.27	37.68
				39.40	43.40	4.00	2.23	8.92
				45.85	58.70	12.85	2.56	32.90
LV01-009	92	-90.0	LV400	0.00	8.75	8.75	1.17	10.24
				8.75	10.50	3.25	2.90	9.42
				53.15	60.80	7.65	10.85	83.00
LV01-010	54	-46.0	LV400	1.50	16.65	15.15	2.53	38.33
LV01-011	60	-90.0	LV400	0.00	7.50	7.50	2.25	16.88
				18.00	21.00	3.00	9.28	27.84
LV01-012	161	-88.0	LV525	71.60	91.35	21.75	2.11	45.89
				148.85	154.15	5.30	3.10	16.43
LV01-013	91	-71.0	LV400	24.80	42.00	17.20	4.41	75.85
				50.90	84.00	33.10	8.07	267.12
LV01-014	137	-90.0	LV475	84.15	93.10	8.95	3.07	27.57
				109.00	122.00	13.00	4.03	52.39
LV01-015	80.4	-70.0	LV550	33.15	45.30	10.15	2.85	28.93
				49.15	55.35	6.20	3.05	18.91
LV01-016	119	-64.0	LV575				NSR	
LV01-017	77	-64.0	LV725	54.00	61.00	7.00	4.18	29.26
LV01-018	47.4	-62.0	LV725	25.40	28.45	3.05	2.45	7.47
LV01-019	50.4	-66.0	LV750	33.70	35.65	1.95	3.65	7.12
LV01-020	98.4	-71.5	LV600	62.00	67.10	5.10	11.61	59.21
				73.00	78.25	5.25	2.50	13.13
				89.00	93.45	4.45	2.89	12.86
LV01-021	107.4	-66.0	LV625	69.60	76.20	7.60	2.37	18.01
LV01-022	95.4	-75.0	LV650	58.63	62.35	3.72	3.41	12.68
				78.25	85.85	7.60	8.37	63.61
LV01-023	110.4	-60.0	LV700	71.16	80.05	8.89	2.60	23.11
LV01-024	113.4	-90.0	LV675	77.45	84.75	7.30	3.49	25.48
				87.80	91.65	3.85	2.59	9.97
LV01-025	95.4	67.5	LV650	57.90	66.75	7.85	7.52	59.03
LV01-026	116.4	-81.0	LV550	75.20	92.60	17.40	1.64	28.54
				96.60	100.60	4.00	2.26	9.04
LV01-027	41.4	-60.0	LV775	22.60	29.50	6.90	9.08	62.65
LV01-028	52.5	-47.0	oblique	0.00	4.00	4.00	1.70	6.80
				22.50	29.20	6.70	2.09	14.00
LV01-029	53.4	-82.0	oblique	0.00	5.40	5.40	4.39	23.71
LV01-030	47.4	-60.0	oblique				NSR	
LV01-031	45	-47.0	LV800	19.30	25.15	5.85	1.84	10.76
LV01-032	57	-47.0	LV875				NSR	
LV01-033	54.4	-45.0	LV850	21.00	27.00	6.00	3.73	22.38
LV01-034	139.4	-55.0	LV500	80.40	92.10	11.70	5.64	65.99
				116.45	120.90	4.35	3.22	14.01
LV01-035	83.4	-67.0	LV750	50.40	57.90	7.50	3.62	27.15
TOTALS	2894.4							

NSR= No Significant Results (Holes 16 cut main zone, Holes 30-32 drilled outside pit boundaries)


CRYSTALLEX INTERNATIONAL CORPORATION
LA VICTORIA MINE
DRILL HOLE LOCATIONS
LEGEND:
LV01-010
2001 Drill Hole
1994-1999 Drill Holes
LV01-032
LV01-033
LV01-031
LV01-027
LV01-019
LV01-035
LV01-018
LV01-017
LV01-023
LV01-024
LV01-022
LV01-025
LV01-021
LV01-020
LV01-016
LV01-026
LV01-015
LV01-012
LV01-034
LV01-014
LV01-029
LV01-028
LV01-030
LV01-004
LV01-005
LV01-001
LV01-002
LV01-007
LV01-008
LV01-003
LV01-006
LV01-013
LV01-011
LV01-010
LV01-009
Phase II
(Intermediate Pit)
out line
WASTE DUMP
FINAL LIMITS
La Victoria Pit Outline
Ultimate pit
0m
150m
Scale:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation
(Registrant)

Date March 27, 2002

By ______________
(Signature)*
K.Y. Sze Tho, Chief Financial Officer

*Print the name and title of the signing officer under his signature.